Exhibit 12.1
Colonial Realty Limited Partnership
Ratio of Earnings to Fixed Charges

	For the three-month period		For the six-month period
	ended June 30,		ended June 30,
(all dollar amounts in thousands)	2005	2004	2005	2004

Earnings:

Pre-tax income before income, loss from equity investees, extraordinary gain or loss, or gains on sale of properties	$(17,820)	$7,741	$(15,430)	$16,248
Amortization of interest capitalized	600	500	1,200	1,000
Interest capitalized	(2,171)	(1,442)	(3,823)	(2,974)
Distributed income of equity investees	1,430	2,836	4,765	3,524
Fixed charges	39,596	20,670	67,356	39,817

Total earnings	$21,635	$30,305	$54,068	$57,615

Fixed Charges:

Interest expense	$36,021	$18,337	$60,899	$34,809
Capitalized interest	2,171	1,442	3,823	2,974
Debt costs amortization	1,404	891	2,634	2,034

Total Fixed Charges	$39,596	$20,670	$67,356	$39,817

Ratio of Earnings to Fixed Charges	0.55	1.47	0.80	1.45